March 5, 2010

VIA EDGAR AND OVERNIGHT COURIER

Mr. Gary R. Todd

Reviewing Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	Esterline Technologies Corporation

Form 10-K for the Fiscal Year Ended October 30, 2009

File No. 1-6357

Dear Mr. Todd:

This letter sets forth the responses of Esterline Technologies Corporation (the “Company”) to the comments of the Securities and Exchange Commission staff (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended October 30, 2009 (the “Form 10-K”), contained in your letter dated February 25, 2010 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter. For ease of reference, we have excerpted the Staff’s comments below.

Item 6. Selected Financial Data, page 23

Comment 1

1.	We see that you present a measure of EBITDA from continuing operations, which you disclose is not intended to be an indicator of operating performance. Please tell us how your disclosure considers the guidance from Compliance and Disclosure Interpretation 102.6. Under that guidance, if you present a non-GAAP measure of liquidity, you should also present the three major categories from the statement of cash flows.

Response to Comment 1

In future filings we will include the three major categories from the statement of cash flows including cash flow provided or (used) by operating activities, investing and financing in the selected financial table.

Mr. Gary R. Todd

Securities and Exchange Commission

March 5, 2010

Comment 2

2.	With respect to the disclosure of EBITDA from continuing operations, please tell us how you concluded that operating earnings from continuing operations is the most directly comparable financial measure determined according to GAAP for purpose of the reconciliation provided under S-K Item 10(e)(i)(B).

Response to Comment 2

Our disclosure of EBITDA states that we do not intend EBITDA from continuing operations to represent cash flows from continuing operations or any other items calculated in accordance with GAAP, or as an indicator of Esterline’s operating performance. We are only providing this information because we believe EBITDA is commonly used by financial analysts and others in the aerospace and defense industries and provides useful information to investors. In addition, covenants in our credit agreements are based on EBITDA. Our reconciliation shows how EBITDA is computed, namely reported operating earnings from continuing operations plus depreciation and amortization. We do not believe that it would be appropriate to reconcile EBITDA to cash flows from continuing operations, since we do not represent that EBITDA is an indicator of Esterline’s operating performance. In addition, as noted in Response to Comment 1, we will include the three major categories from the statement of cash flow.

Management’s Discussion and Analysis of Financial Condition and Results of Continuing Operations, page 25

Fiscal 2009 Compared with Fiscal 2008, page 27; and

Fiscal 2008 Compared with Fiscal 2007, page 31

Comment 3

3.	When you cite more than one factor in explaining a change in a financial statement item, the amounts of the individual factors cited should be quantified unless not practical. For instance, we see you cite numerous factors in your discussions explaining why segment revenues and earnings increased or decreased during FY 2009 and FY 2008. Please apply this general guidance throughout the MD&A section in your future filings.

•

From your disclosure on pages 28 and 29, it appears that your Avionics & Control segment earnings increased by 27.5% while your advanced segment earnings declined by 31.8%. In future filings please discuss and analyze the extent to which your Avionics & Control segment earnings were impacted by the incremental earnings from the Racal Acoustics acquisition referenced on page 28. Also, discuss and analyze the extent to which your Advanced Materials segment earnings were impacted by the one-month factory closure and the delayed shipment to an international customer referenced on page 29. In your future filings, as applicable, please confirm that you will describe any unusual or infrequent events or transactions or any significant economic changes that materially affect the amount of reported income from continuing operations and, in each case, that you will indicate the extent to which income was so affected. Please refer to Item 303(a) (3) (i).

Mr. Gary R. Todd

Securities and Exchange Commission

March 5, 2010

•

We note your disclosure on page 31 that the 21.4% increase in your Sensors & Systems revenue principally reflected, among other things, growth in OEM programs for power and strong after-market sales of temperature and pressure sensors. In your future filings, as applicable, discuss and analyze the extent to which such increases are attributable to increases in prices or increases in volume or amount of goods or services being sold or to the introduction of new products or services. Please refer to Item 303(a) (3) (iii).

Response to Comment 3

In future filings when we cite more than one factor explaining a change in a financial statement item, we will quantify the individual factors cited unless not practical. In addition, if applicable, we will describe any unusual or infrequent events or transactions or any significant economic changes that materially affect the amount of reported income from continuing operations, and, in each case, the extent to which income was so affected. We will also discuss and analyze, where practical, the extent to which increases in segment revenues are attributable to price or volume increases or new product or service introductions.

Item 8. Financial Statements and Supplementary Data, page 51

Note 1: Accounting Policies

Inventories, page 62

Comment 4

4.	You disclose that you provide inventory reserves that are released upon shipment or disposal of the related inventory. Tell us why it is appropriate in GAAP to characterize inventory impairment charges as establishing “reserves.” Tell us how your policy considers the guidance from SAB Topic 5-BB ASC 330-10-35-14. Under the cited guidance, inventory impairment charges establish a new cost basis for impaired inventory. Also tell us how presentation of the roll-forward of inventory reserve on page 62 is consistent with the new cost basis guidance from the cited literature.

Response to Comment 4

Our inventory reserves are permanent cost adjustments to inventory. Accordingly, the term “reserve” was not used appropriately. The roll forward shows the amount of cost adjustments to inventory from the beginning of the year to the end of the year. In future filings we will no longer describe inventory impairments as establishing a reserve and the roll forward of inventory reserves will not be presented in the notes to the financial statements. Material impairments or cost adjustments, if any, will be disclosed in the notes to the financial statements.

Mr. Gary R. Todd

Securities and Exchange Commission

March 5, 2010

Note 6: Intangible Assets, page 68

Comment 5

5.	We see that the majority of the amortizing intangible assets are labeled “programs.” In future filings, and in response to this comment, please describe the nature of the intangible asset identified as “programs.” Also, tell us how you applied the guidance from FASB ASC 350-30 in evaluating the underlying acquisitions and in concluding that “programs” is a single reportable intangible asset.

Response to Comment 5

We applied the guidance from FASB ASC 350-30 in evaluating our acquisitions and in concluding that “programs” are a single reportable intangible asset. Programs represent the valuation of systems or components sold under long-term supply agreements with aerospace companies, military contractors and OEM manufacturers using similar technology. The valuation of the program includes the values of the program-specific technology, the backlog of contracts and the relationship with customers which lead to potential future contracts.

Multiple programs may be identified for each business acquisition. For example, in valuing the CMC acquisition, the separate programs included the avionics programs, cockpit systems integration programs and custom electronics programs. The avionics programs represents the valuation of future cash flows associated with navigation, visualization, and communications products under long-term supply agreements with aerospace companies, military contractors, and OEM manufacturers like Honeywell, Thales, Lockheed Martin, EADS, Sikorsky, Boeing, and Airbus. Specific products include advanced flight display and radio management systems with embedded GPS, which act as the center of the avionics system to assist pilots in navigating and managing the aircraft; specific applications of infrared sensor technology, which enhance pilots’ visual imagery to improve overall safety and the economic efficiency of the aircraft, and data and voice applications for on-board communications systems solutions for commercial aviation. These products use similar or complementary technology, production, engineering and marketing capabilities to develop, support and service products over the life of the products on various aircraft platforms. Products sold under specific programs are qualified by the FAA or other regulatory agencies on a site and process specific basis. The customer relationship is tied directly to the contractual arrangements with the aerospace customers. Accordingly, the backlog and customer relationship is included in the program value.

In future filings, we will disclose that programs represent common product groups sold under long-term supply agreements with aerospace companies, military contractors and OEM manufacturers using similar technology and useful lives. The valuation of the program includes the values of the program-specific technology, the backlog of contracts and the potential future contracts.

Mr. Gary R. Todd

Securities and Exchange Commission

March 5, 2010

Note 16: Acquisitions, page 91

Comment 6

6.	Please tell us how you evaluated the acquisitions in assessing whether you should provide the supplemental pro forma information set forth in paragraphs 54 and 55 of SFAS 141. Please note that FASB Codification has a similar disclosure requirement as FASB ASC 805-10-50-2h.

Response to Comment 6

Our accounting policy considers the requirements set forth in ASC 805-10-50-2h to provide supplemental pro forma information for acquisitions that have a significant impact on revenue and earnings. Each of our acquisitions made in fiscal year 2009 (Racal Acoustics and NMC) would have impacted revenue by less than 5% (7% in total) and earnings by less than 2% in total. We have concluded that these impacts were not material to the consolidated financial statements and did not require disclosure of supplemental pro forma information.

Comment 7

7.	We see that you recorded significant goodwill on the recent acquisitions. In future filings, please specifically describe the factors leading to a purchase price that result in the recognition of goodwill. Refer to paragraph 51b of SFAS 141. Please note the FASB Codification has a similar disclosure requirement at FASB ASC 805-30-50-1a.

Response to Comment 7:

In future filings, we will specifically describe the factors leading to a purchase price that results in the recognition of goodwill.

Comment 8

8.	You disclose that certain purchase allocations are preliminary. In future filings, please disclose the reasons why the allocations are not complete pursuant to paragraph 51h of SFAS 141. Please note that FASB Codification has a similar disclosure requirement at FASB ASC 805-10-50-6.

Response to Comment 8:

We disclosed that the valuation was based upon a preliminary valuation because the Company had not finalized the allocation of the purchase price to tangible and intangible assets and tax basis of acquired assets and liabilities. In future filings we will outline the reasons why the allocations are not complete pursuant to paragraph 51h of SFAS 141 and FASB ASC 805-10-50-6.

Mr. Gary R. Todd

Securities and Exchange Commission

March 5, 2010

Comment 9

9.	We see that you attribute the purchase allocation for 2007 acquisition of CMC to an independent valuation. While management may elect to take full responsibility for valuations used in accounting for acquisitions, if you elect to refer to an expert, you may need to name that expert in the applicable Exchange Act filings. You may also need to include their consent as an Exhibit to registration statements that include or incorporate the disclosure. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.

Response to Comment 9:

In future filings we will delete the reference to the use of an independent valuation for the CMC acquisition, since management assumes full responsibility for the valuation of CMC.

* * *

Mr. Gary R. Todd

Securities and Exchange Commission

March 5, 2010

Further, as requested in the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact the undersigned at (425) 519-1869.

Very truly yours,

/s/ Robert D. George
Robert D. George
Vice President, Chief Financial Officer,
Secretary and Treasurer

cc:	Securities and Exchange Commission (Jeanne Bennett, Joseph McCann and Timothy Buchmiller)

R. Bradley Lawrence, Chief Executive Officer, Esterline Technologies Corporation

Perkins Coie LLP (Andrew Bor)

Ernst & Young LLP (Al Winterroth)